Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Alcatel-Lucent S.A.

(Registration Statement File No. 333-206365)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

EXPLANATORY NOTE

Portions of the text below appear on certain pages of the Alcatel Lucent S.A. website (www.alcatel-lucent.com).

•	Alcatel-Lucent Shareholders

Exchange your shares and ADSs to join Nokia and create a leader in the connected Internet of Things

READ IMPORTANT INFORMATION

Link: https://www.alcatel-lucent.com/news/2015/alcatel-lucent-shareholders

•	Join Nokia to reimagine a world where everything is connected

To take advantage of this compelling opportunity, you need to act now to exchange your Alcatel-Lucent shares and ADSs for Nokia shares or ADSs.

IMPORTANT INFORMATION

Link: https://www.alcatel-lucent.com/news/2015/alcatel-lucent-shareholders

The above links redirect to the below text:

Exchange your shares and ADSs to join Nokia and create a leader in the connected Internet of Things

CALL

+1 800 314-4549 (USA)

00 800 3814 3814 (France)

Exchange offer

Nokia has offered to combine with Alcatel-Lucent to create a financially strong leader in next-generation technology for the connected world.

This combination has been unanimously recommended by the board of directors of Alcatel-Lucent. To take advantage of this compelling opportunity, you need to act now to exchange your Alcatel-Lucent shares and ADSs for Nokia shares or ADSs.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel-Lucent for new ordinary shares and ADSs of Nokia. This communication is for informational purposes only, and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Exchange Offer/Prospectus dated November 12, 2015 included in the Registration Statement on Form F-4 filed by Nokia with the SEC on November 12, 2015 (the “Registration Statement”), the Solicitation / Recommendation Statement on Schedule 14D-9 filed by Alcatel-Lucent with the SEC on November 18, 2015, the listing prospectus filed by Nokia on October 8, 2015 and approved on October 23, 2015 by FIN-FSA or the draft offer document (projet de note d’information) filed by Nokia on October 29, 2015 and the offer document (note d’information) which received a visa by the AMF on November 12, 2015, or the draft response offer document (projet de note en réponse) filed by Alcatel-Lucent on October 29, 2015 and the response offer document which received a visa by the AMF on November 12, 2015 (in each case, as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer will be made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER.

The information contained in this communication must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which this communication is published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, including the Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the French public exchange offer, are or will be available on the websites of the AMF
(www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com), as applicable.